EXHIBIT 14

CHASE GENERAL CORPORATION AND ITS SUBSIDIARIES

Code of Business Conduct and Ethics for Employees, Senior Officers and Directors

I. OVERVIEW

The mission of Chase General Corporation and its subsidiaries (together referred, as “we”, “our” or the “Company”) is to be the best manufacturer of confectionery products in the Midwest and to offer a broad selection of the quality confectionery our customers want at competitive prices. Our team is focused on listening to our customers and responding to their needs. Success requires setting high standards of customer service and continued improvement in how we serve our customers.

We are committed to conducting our business with honesty and integrity and to maintaining high standards of conduct. We are committed to creating a free and open environment, in which compliance with these standards is considered the responsibility of each Employee, Senior Officer and Director (collectively, “Associate”).

II. REQUIRED STANDARD OF CONDUCT

To foster a culture of honesty and accountability, we have adopted this Code of Business Conduct and Ethics for Employees, Senior Officers and Directors of the Company (this “Code”). This Code was developed and is intended to be applied in good faith with reasonable business judgment to enable us to achieve our operating and financial goals within the framework of the law. Under this Code, we require each Associate to:

A.	Act honestly and ethically;

B.	Ethically handle actual or apparent conflicts of interest between the Associate’s personal and professional relationships;

C.	Make full, fair, accurate, timely, and understandable disclosure in:

1.	Reports and documents that we file with, or submit to, the Securities and Exchange Commission (“SEC”), and

2.	Other public communications made by the Company;

D.	Comply with applicable governmental laws, rules and regulations;

E.	Comply with our policies and procedures; and

F.	Promptly report violations of this Code as described in Section VII (Reporting) of this Code.

We recognize that rapid changes in business constantly pose new ethical and legal considerations. Therefore, no set of guidelines should be considered the absolute last word under all circumstances. If an Associate has any question regarding whether his or her conduct or action would be permissible under this Code, we encourage the Associate to consult with his/her supervisor or to the attention of higher management or officers of the Company. Willingness to raise ethical concerns is essential.

III. ANTI-RETALIATION

No one will suffer any adverse effects to his or her job or position as a result of raising a good faith ethical concern or questioning a Company practice. It is a violation of this Code to discriminate or retaliate against any employee for reporting a suspected violation. Supervisory personnel have a special responsibility to demonstrate high ethical standards in their behavior and to handle reports of suspected violations properly. Each supervisor is expected to take all necessary actions to ensure compliance with this Code and to bring problems to the attention of higher management or officers of the Company in accordance with the reporting procedures set forth in Section VIII (Investigation of Reports).

IV. FAILURE TO COMPLY

Failure to comply with this Code can have severe consequences for both an Associate and the Company. Conduct that violates this Code may also violate national or state laws and can subject both an Associate and the Company to civil and criminal penalties. No Associate should be misguided by any sense of loyalty to the Company or a desire for profitability that might cause him or her to disobey any applicable law or our policies. Violation of this Code or our policies will constitute grounds for disciplinary action, including, when appropriate, termination of employment.

V. IMPROPER INFLUENCE OVER AUDITORS

We recognize the importance of preventing improper influence on the conduct of auditors. Accordingly, we prohibit any Associate from conducting any action to fraudulently influence, coerce, manipulate, or mislead any of our auditors during their review or examination of our financial statements for the purpose of rendering the financial statements materially misleading. Such conduct is prohibited even if it does not succeed in affecting our audit or review. Improper influence would include, but is not limited to, directly or indirectly:

A.	Offering or paying bribes or other financial incentives, including offering future employment or contracts for non-audit services;

B.	Providing an auditor with inaccurate or misleading legal analysis;

C.	Threatening to cancel or canceling existing non-audit or audit engagements if the auditor objects to the proposed accounting;

D.	Seeking to have a partner removed from the audit engagement because the partner objects to the proposed accounting;

E.	Blackmailing; and/or

F.	Making physical threats.

VI. ADMINISTRATION OF CODE OF BUSINESS CONDUCT

The President of the Company shall administer this Code and shall establish such procedures as he or she deems reasonably necessary or desirable in order to discharge this responsibility. The President shall report, at least quarterly, to Directors of the Company regarding (a) the general effectiveness of this Code and (b) any material violations of this Code or violations which indicate (i) significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

The Board of Directors shall periodically monitor and review this Code and when reasonably necessary or desirable amend this Code: (a) to ensure its continued conformance to applicable law, (b) to ensure that it meets or exceeds industry standards, and (c) to ensure that any material weaknesses revealed through monitoring, auditing, and reporting systems are eliminated or corrected.

To ensure the continued dissemination and communication of this Code, the President, under the direction of the Board of Directors, shall take, or cause to be taken, reasonable steps to communicate effectively the standards and procedures included in this Code to Associates.

VII. REPORTING

We expect each Associate to report possible violations of this Code. To report a possible violation, an Associate should first consult with the supervisor. Supervisors are responsible for maintaining an environment that encourages and solicits frank and open communication regarding the importance of operating under this Code. Associates that feel uncomfortable raising a concern with their immediate supervisor should notify any member of higher management or officers of the Company. Associates may write directly to the President at the following address:

President

Chase General Corporation

1307 South 59th

St. Joseph, MO 64507

Associates may also make reports anonymously if the Associate deems it necessary. Associates are, however, encourage to identify themselves, in the knowledge that there will be no retaliation where reports are made in good faith, to enable the Company to clarify details and take appropriate action.

VIII. INVESTIGATION OF REPORTS

Supervisors who receive notice of a potential violation of this Code shall report such violation to his/her immediate supervisor or to the attention of higher management or officers of the Company. If the report involves any financial matter complaint, the President shall forward the reported financial complaint to all members of the Board of Directors to investigate, as it deems reasonably appropriate. If the potential violation does not involve a financial matters complaint, but involves theft or issues related to operations, the President, or his or her designee shall, as he or she deems reasonably appropriate, investigate any report of alleged misbehavior or violations of this Code, take the appropriate action and respect the rights of all parties concerned. If the potential violations involve any other matter, the President or his or her designee shall, as he or she deems reasonably appropriate, investigate any report of alleged misbehavior or violations of this Code, take the appropriate action and respect the rights of all parties concerned.

In determining the type of investigation, if any, to be escalated to the Board of Directors, the President (or such person’s designee) shall:

A.	Evaluate the available information as to gravity and credibility;

B.	If appropriate, initiate an informal inquiry or a formal investigation with respect thereto;

C.	If appropriate, prepare a report of the results of such inquiry or investigation, including recommendations as to the disposition of such matter; and

D.	If appropriate, recommend discipline or changes in this Code necessary or desirable to prevent further similar violations.

The Company may disclose the results of investigations to law enforcement agencies.

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